[Letterhead of Eversheds Sutherland (US) LLP]

March 15, 2019

VIA EDGAR

Edward P. Bartz, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.

Registration Statement on Form N-2

Filed on March 15, 2019

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2, filed with the Commission on March 15, 2019 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s shelf registration statement on Form N-2 (File No. 333-223792) (the “Prior Registration Statement”), initially filed with the Commission on March 20, 2018 and declared effective, as amended, on May 2, 2018, except for (i) revisions reflecting the material developments relating to the Company since the effective date of the Prior Registration Statement and (ii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2018, together with disclosure relating thereto.

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If you have any questions or additional comments concerning the foregoing, please contact Vlad M. Bulkin at (202) 383-0815, or the undersigned at (202) 383-0176.

Sincerely, /s/ Steven B. Boehm Steven B. Boehm

cc:	Vlad M. Bulkin